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                              October 16, 2023

       Jie Xiao
       Chief Executive Officer
       YSX Tech Co., Ltd
       401, 4 / F, Building 12
       1601 South Guangzhou Avenue
       Haizhu District, Guangzhou, Guangdong, PRC

                                                        Re: YSX Tech Co., Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
15, 2023
                                                            File No. 377-06871

       Dear Jie Xiao:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 15, 2023

       Cover Page

   1. We note your disclosure that "[f]ollowing the completion of this offering, our largest shareholder will
beneficially own approximately [  ]% of the aggregate voting power of our issued and
outstanding Class A Ordinary Shares and Class B Ordinary Share . . . ."
                                                        Please revise to
identify such shareholder, which appears to be Jie Xiao, and also disclose that Jie Xiao will have
the ability to control the outcome of matters submitted to
                                                        stockholders for
approval, including the election of directors, amendments to your organizational
documents and any merger, consolidation, sale of all or substantially all of your assets or other
major corporate transactions, as you discuss in your risk factor on page 40. Additionally,
here and in such risk factor, please disclose the specific percentage of outstanding Class B
Ordinary Shares that Jie Xiao of Class B Common Stock must
                                                        keep to continue to
control such matters submitted to stockholders for approval, pursuant
 Jie Xiao
FirstName
YSX Tech LastName
          Co., Ltd Jie Xiao
Comapany
October 16,NameYSX
            2023    Tech Co., Ltd
October
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FirstName LastName
         to which holders of shares of Class A and Class B common stock would vote together as a class. Please also include comparable disclosure in your prospectus summary.
2. Where you disclose that "the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice . . . ,"
         please also address how recent statements and regulatory actions by
China   s government,
         such as those related to the use of variable interest entities and data security or anti-
         monopoly concerns, have or may impact the company   s ability to
conduct its business,
         accept foreign investments, or list on a U.S. or other foreign exchange.
3. We note your disclosure that "no cash transfer or transfer of other assets have occurred among YSX Cayman, its subsidiaries, or the VIEs." Please also disclose that "our
         Company has not made any dividends or distributions to our shareholders," as you disclose on page 13.
4. We note your disclosure that "[f]or accounting purposes, we are the primary beneficiary of the VIEs, as we control and receive the economic benefits of the VIEs through certain
         contractual arrangements (the    VIE Agreements   ), which enable us
to consolidate the
         financial results of the VIEs in our consolidated financial statements under generally accepted accounting principles in the U.S." Please revise to state that you are the primary beneficiary and receive the economic benefits of the VIEs to the extent that you consolidate the financials results of the VIEs in your consolidated statements under U.S.
         GAAP. Make conforming changes on page 39 where you disclose that "we are
         considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements," and also make changes as applicable to your disclosure on page 1 that the "WFOE has the power to direct the activities of the VIEs that can
         significantly impact the VIEs    economic performance and has the
right to receive
         substantially all of the economic benefits of the VIEs." In this regard, we note that any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Last, and in connection therewith, please revise your references to
         "our VIE" on pages 71 and 75 to refer to the VIE, so as to refrain from implying that you control the VIEs.
Prospectus Summary
Approvals from the PRC Authorities to Issue Our Class A Ordinary Shares to Foreign Investors, page 12

5. We note yur statement that, "except for the aforementioned filing with the CSRC, we are not required by any currently effective PRC laws or regulations to obtain approval, permission, or clearance from any other PRC authorities to issue our securities to foreign investors" (emphasis added). Please also make such statement, if true, with respect to your ability to offer the secuities being registered.
Approvals from the PRC Authorities to Conduct Our Operations, page 13
 Jie Xiao
FirstName
YSX Tech LastName
          Co., Ltd Jie Xiao
Comapany
October 16,NameYSX
            2023    Tech Co., Ltd
October
Page 3 16, 2023 Page 3
FirstName LastName

6. We note your disclosure that "we and the PRC operating entities have received from the
         PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses and value added tax permits for general taxpayers." Please disclose the material permissions or approvals that you have received. Additionally, with respect to such permissions or approvals, clarify whether you are relying on counsel, and if not, explain why. Also state whether you have been denied any such approvals or permissions.
Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences, page 13

7. Please include a cross-reference here to the "Selected Condensed Consolidated Financial
         Schedule of YSX Cayman and Its Subsidiaries and the VIEs" sub-section, as well as the consolidated financial statements included in this registration statement, as you do on the cover page.
8. Pleast state here, as you do on the prospectus cover page, that you do not have "any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs."
Implications of Our Being an "Emerging Growth Company", page 14

9. Your disclosure indicates that you do not intend to take advantage of the provision for emerging growth companies that allows longer phase-in periods for the adoption of new or revised accounting standards. As such, please indicate by check mark on the cover page of your registration statement your election not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
Risk Factors
"The Chinese government exerts....", page 21

10. We note your disclosure that "recent statements by the Chinese government indicate an intent to exert more oversight and control over offerings that are conducted overseas."
         Please also state that such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
"You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions....", page 21

11. We note your disclosure that "all of our directors and officers are nationals or residents of the PRC." Please revise to identify the relevant individuals and also clarify whether this applies to your director nominees. Please make conforming changes in your section entitled "Enforceability of Civil Liabilities" on page 48.
 Jie Xiao
FirstName
YSX Tech LastName
          Co., Ltd Jie Xiao
Comapany
October 16,NameYSX
            2023    Tech Co., Ltd
October
Page 4 16, 2023 Page 4
FirstName LastName
"Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange....", page 22

12. We note your disclosure that "[a]s of the date of this prospectus, we are of the view that we are in compliance with the applicable PRC cybersecurity and data security laws and regulations that have been issued by the CAC in all material respects
.. . . ." The disclosure
         here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
"The dual-class structure of our ordinary shares may adversely affect the trading market for our
Class A Ordinary Shares....", page 41

13. Here or as a new risk factor, please disclose that you may be excluded from certain stock indices as a result of your disparate voting stock structure, and the resulting risks to shareholders.
Disclosure Regarding Forward-Looking Statements
Industry Data and Forecasts, page 47

14. We note reference that this prospectus contains data related to the bakery industry in the
         PRC and the U.S. Please advise.
Management Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Performance Indicators, page 60

15. We note your disclosure that "[o]ur total revenue increased by approximately $19.1 million, or 63.3%, when comparing fiscal year 2023 to fiscal year 2022, primarily due to the YSX Operating Companies obtained more service contracts from various insurance companies and brokerages." Please revise to provide a more robust discussion of the reasons attributed to such revenue increase. In this regard, while we note that you attribute such increase to an increase in service contracts and that you derived the majority of your revenue from vehicle maintenance related services increased in 2023, we also note that the revenue generated from vehicle safety inspection and check services appears to have materially declined from 2022 to 2023.
Business, page 81

16. We note your disclosure here and in your risk factors that, in fiscal year 2023, "three customers each accounted for more than 10% of our total revenue, at 16.0%, 14.4% and
         13.3%, respectively," and "three vendors each accounted for more than 10% of YSX
         Operating Companies' total outsource expenses, at 17.6%, 16.7% and 13.4%, respectively." We also note your disclosure on page 33 that your business is subject to
         "concentration risks arising from dependence on a few large customers" as well as
         "concentration risk with regard to the vendors whom the YSX Operating Companies subcontract to provide services to customers." To the extent that you substantially depend
 Jie Xiao
YSX Tech Co., Ltd
October 16, 2023
Page 5
         on such customers or vendors, please identify the applicable customers or venders (e.g.,
         PICC and Ping An, as well as your related party customer Dayong) and file any associated agreements as an exhibit to the registration statement. Please also include a discussion of the material terms of the agreements in the prospectus. Refer to Item 8 of Form F-1 and
         Item 601(b)(10)(ii)(B) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-15

17. On pages 84 and 85, you disclose that the vendors under your auto insurance aftermarket value-added services are responsible for any liabilities arising from the related service renderings and some of these vendors were referred by insurance companies and brokerages. Please tell us how you consider these factors in your determination that you are principal in your transactions. Refer to ASC 606-10-55-36 through 40.
General

18. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Patrick Kuhn at 202-551-3308 or Suying Li at 202-551-3335
if you have
questions regarding comments on the financial statements and related matters. Please contact
Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastName Jie Xiao                                    Sincerely,
Comapany NameYSX Tech Co., Ltd
                                                               Division of
Corporation Finance
October 16, 2023 Page 5                                        Office of Trade
& Services
FirstName LastName